Exhibit 99.2

Government Properties Income Trust

Fourth Quarter 2011

Supplemental Operating and Financial Data



One Georgia Center, Atlanta, GA.
Square Feet: 375,805.
Primary Tenant: GA Department of Transportation.

All amounts in this report are unaudited.

TABLE OF CONTENTS



TABLE OF CONTENTS

WARNING CONCERNING FORWARD LOOKING STATEMENTS



THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

•OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNTS OF SUCH DISTRIBUTIONS ,

•OUR ACQUISITIONS OF PROPERTIES,

•THE CREDIT QUALITY OF OUR TENANTS,

•THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES , NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

•OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

•OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

•THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

•OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

•OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

•OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

•OUR EXPECTATIONS THAT THERE WILL BE INCREASED OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,

•OUR EXPECTATIONS THAT THERE WILL BE AN INCREASE IN DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

•OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, WITH REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND COMPANIES TO WHICH RMR PROVIDES MANAGEMENT SERVICES, AND

•OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, NET OPERATING INCOME, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

•THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS,

•COMPETITION WITHIN THE REAL ESTATE INDUSTRY,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT AND RMR AND THEIR RELATED PERSONS AND ENTITIES,



• THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE GOVERNMENTS,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

• ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

• SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

• SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHT TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

• RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE,

• OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

• WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

• CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CONDITIONS, AND

• OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, WHICH EXCEED OUR CAPITAL COSTS; WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



915 L. Street, Sacramento, CA.
Square Feet: 163,840.
Primary Tenant: California Department of
Finance



COMPANY PROFILE

The Company:
Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which owns buildings that are majority leased to government tenants located throughout the United States. The majority of our properties are office buildings. As of December 31, 2011, we owned 71 properties with approximately 9.0 million rentable square feet. Fifty-five properties are primarily leased to the U.S. Government, 15 properties are primarily leased to eight state governments, and one property is leased to the United Nations, an international intergovernmental agency. We are included in the Russell 2000® stock index and the MSCI US REIT index.

Strategy:
Our business strategy is to maintain our properties, seek to renew our leases or enter into new leases as they expire, selectively acquire additional properties that are majority leased to government tenants and pay distributions to shareholders. As our current leases expire, we will attempt to renew our leases with our existing tenants or enter into leases with new tenants, in both circumstances at rents which are equal to or greater than the rents we now receive. Our ability to renew leases with our existing tenants or to enter into new leases with new tenants and the rents we are able to charge will be dependent in large part upon market conditions which are generally beyond our control. Although we sometimes may sell properties, we generally consider ourselves to be a long term investor and are more interested in the long term earnings potential of our properties than selling properties for short term gains. We do not have any off balance sheet investments in real estate entities.

Management:
GOV is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2011, RMR managed a large portfolio of publicly owned real estate, including over 1,470 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 740 employees in its headquarters and regional offices located throughout the U.S. In addition to managing GOV, RMR manages CommonWealth REIT, a publicly traded REIT that primarily owns office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to (i) Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, (ii) TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT, and (iii) Sonesta International Hotels Corporation, a manager of hotels, some of which are owned or leased by HPT. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of over $20 billion as of December 31, 2011. We believe that being managed by RMR is a competitive advantage for GOV because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – GOV

Issuer Ratings:

Moody's – Baa3
Standard & Poor's – BBB-

Portfolio Data (as of 12/31/2011):

Total properties 71
Total sq. ft. (000s) 8,953
Percent leased 95.0%

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Barbara D. Gilmore
Independent Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 219-1440
or mkleifges@govreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@govreit.com, or Elisabeth Heiss,
Manager, Investor Relations, at (617) 796-8222 or eheiss@govreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Banc of America Merrill Lynch Research
James Feldman
(646) 855-5808

Janney Capital Markets
Daniel Donlan
(212) 665-6476

Jefferies & Company, Inc.
Omotayo Okusanya
(212) 336-7076

JMP Securities
Mitch Germain
(212) 906-3546

Morgan Keegan
Stephen Swett
(212) 508-7585

Morgan Stanley
Paul Morgan
(415) 576-2627

RBC Capital Markets
David Rodgers
(440) 715-2647

Wells Fargo Securities
Brendan Maiorana
(443) 263-6516

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-0376

Standard and Poor's
Susan Madison
(212) 438-4516

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



17295 W. Alameda Parkway, Lakewood, CO.
Square Feet: 166,745.
Primary Tenant: National Park Service.

FINANCIAL INFORMATION



KEY FINANCIAL DATA
(dollar and share amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Shares Outstanding:					
Common shares outstanding (at end of period) [1]	47,052	47,052	40,511	40,501	40,501
Weighted average common shares outstanding [1]	47,052	45,322	40,506	40,501	40,501
Common Share Data:					
Price at end of period	$ 22.55	$ 21.51	$ 27.02	$ 26.86	$ 26.79
High during period	$ 24.29	$ 27.80	$ 27.50	$ 27.22	$ 28.28
Low during period	$ 19.68	$ 20.50	$ 24.27	$ 25.46	$ 25.41
Annualized dividends declared per share during period	$ 1.68	$ 1.68	$ 1.68	$ 1.64	$ 1.64
Annualized dividend yield (at end of period)	7.5%	7.8%	6.2%	6.1%	6.1%
Annualized Normalized FFO [2] multiple (at end of period)	10.2x	10.6x	13.0x	14.0x	14.1x
Market Capitalization:					
Total debt (book value)	$ 440,883	$ 328,108	$ 383,898	$ 201,165	$ 164,428
Plus: market value of common shares (at end of period)	1,061,023	1,012,089	1,094,607	1,087,857	1,085,022
Total market capitalization	$ 1,501,906	$ 1,340,197	$ 1,478,505	$ 1,289,022	$ 1,249,450
Total debt / total market capitalization	29.4%	24.5%	26.0%	15.6%	13.2%
Book Capitalization:					
Total debt	$ 440,883	$ 328,108	$ 383,898	$ 201,165	$ 164,428
Plus: total shareholders' equity	891,668	898,189	745,265	751,049	757,397
Total book capitalization	$ 1,332,551	$ 1,226,297	$ 1,129,163	$ 952,214	$ 921,825
Total debt / total book capitalization	33.1%	26.8%	34.0%	21.1%	17.8%
Selected Balance Sheet Data:					
Total assets	$ 1,368,575	$ 1,266,668	$ 1,162,734	$ 980,761	$ 951,288
Total liabilities	$ 476,907	$ 368,479	$ 417,469	$ 229,712	$ 193,891
Gross book value of real estate assets [3]	$ 1,490,912	$ 1,371,223	$ 1,267,890	$ 1,081,366	$ 1,038,355
Total debt / gross book value of real estate [3]	29.6%	23.9%	30.3%	18.6%	15.8%
Selected Income Statement Data:					
Rental income	$ 51,726	$ 45,889	$ 42,107	$ 39,228	$ 36,908
EBITDA [4]	$ 29,524	$ 26,104	$ 24,170	$ 22,052	$ 21,430
Property net operating income (NOI) [5]	$ 32,724	$ 28,768	$ 26,670	$ 24,343	$ 23,537
NOI margin [6]	63.3%	62.7%	63.3%	62.1%	63.8%
Net income [7]	$ 13,248	$ 11,563	$ 10,932	$ 10,254	$ 6,540
Normalized FFO [2]	$ 26,133	$ 22,950	$ 21,038	$ 19,469	$ 19,171
Common distributions paid	$ 19,761	$ 17,015	$ 17,010	$ 16,606	$ 16,605
Normalized FFO payout ratio	75.6%	74.1%	80.9%	85.3%	86.6%
Per Share Data :					
Net income [7]	$ 0.28	$ 0.26	$ 0.27	$ 0.25	$ 0.16
Normalized FFO [2]	$ 0.56	$ 0.51	$ 0.52	$ 0.48	$ 0.47
Coverage Ratios:					
EBITDA [4] / interest expense	9.0x	8.3x	7.9x	8.7x	9.9x
Total Debt / Annualized EBITDA [4]	3.7x	3.1x	4.0x	2.3x	1.9x

[1] On July 25, 2011, we sold 6,500,000 of our common shares in a public offering.

[2] See Exhibit C for the calculation of funds from operations, or FFO, and Normalized FFO, and a reconciliation of those amounts to net income determined in accordance with United States generally accounting principles, or GAAP.

[3] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

[4] See Exhibit B for the calculation of EBITDA and a reconciliation of those amounts to net income determined in accordance with GAAP.

[5] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[6] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for more information.

[7] Net income for the quarter ended December 31, 2010 includes a $3,786, or $0.09 per share, non-cash loss on extinguishment of debt.

CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except share data)



	As of 12/31/2011	As of 12/31/2010
ASSETS		
Real estate properties:		
Land	$ 224,674	$ 143,774
Buildings and improvements	1,129,994	833,719
	1,354,668	977,493
Accumulated depreciation	(156,618)	(131,046)
	1,198,050	846,447
Acquired real estate leases, net	117,596	60,097
Cash and cash equivalents	3,272	2,437
Restricted cash	1,736	1,548
Rents receivable, net	29,000	19,200
Deferred leasing costs, net	3,074	1,002
Deferred financing costs, net	5,550	3,935
Other assets, net	10,297	16,622
Total assets	$ 1,368,575	$ 951,288
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 345,500	$ 118,000
Mortgage notes payable	95,383	46,428
Accounts payable and accrued expenses	20,691	14,436
Due to related persons	4,071	1,348
Assumed real estate lease obligations, net	11,262	13,679
Total liabilities	476,907	193,891
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 70,000,000 shares authorized, 47,051,650 and 40,500,800 shares issued and outstanding, respectively	471	405
Additional paid in capital	935,438	776,913
Cumulative net income	87,333	41,336
Cumulative other comprehensive income	77	2
Cumulative common distributions	(131,651)	(61,259)
Total shareholders' equity	891,668	757,397
Total liabilities and shareholders' equity	$ 1,368,575	$ 951,288

CONSOLIDATED STATEMENTS OF INCOME
(dollar amounts in thousands, except per share data)



	For the Three Months Ended		For the Year Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Rental income [1]	$ 51,726	$ 36,908	$ 178,950	$ 117,219
Expenses:				
Real estate taxes	5,398	3,553	19,345	12,177
Utility expenses	3,894	2,818	15,316	9,064
Other operating expenses	9,710	7,000	31,784	19,937
Depreciation and amortization	12,227	7,637	40,089	24,239
Acquisition related costs	658	1,208	3,504	5,750
General and administrative	3,243	2,146	10,898	7,061
Total expenses	35,130	24,362	120,936	78,228
Operating income	16,596	12,546	58,014	38,991
Interest and other income	15	23	104	103
Interest expense (including net amortization of debt premiums and deferred financing fees of $258, $492, $1,045 and $2,283, respectively)	(3,282)	(2,169)	(12,057)	(7,351)
Loss on early extinguishment of debt	-	(3,786)	-	(3,786)
Equity in earnings (losses) of an investee	28	16	139	(1)
Income before income tax expense	13,357	6,630	46,200	27,956
Income tax expense	(109)	(90)	(203)	(161)
Net income	$ 13,248	$ 6,540	$ 45,997	$ 27,795
Weighted average common shares outstanding	47,052	40,501	43,368	34,341
Net income per common share	$ 0.28	$ 0.16	$ 1.06	$ 0.81
Additional Data:				
General and administrative expenses / rental income	6.27%	5.81%	6.09%	6.02%
General and administrative expenses / total assets (at end of period)	0.24%	0.24%	0.80%	0.75%
Non-cash straight line rent adjustments [1]	$ 1,278	$ 70	$ 1,729	$ (5)
Lease value amortization included in rental income [1]	$ (617)	$ 46	$ (498)	$ (34)
Lease termination fees included in rental income	$ -	$ -	$ 10	$ 57

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable obligations of our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.



CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollar amounts in thousands)

	For the Year Ended	
	12/31/2011	12/31/2010
Cash flows from operating activities:		
Net income	$ 45,997	$ 27,795
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	26,886	19,180
Net amortization of debt premium and deferred financing fees	1,045	2,283
Straight line rental income	(1,729)	5
Amortization of acquired real estate leases	13,071	4,627
Amortization of deferred leasing costs	630	465
Share based compensation expense	763	742
Loss on extinguishment of debt	-	3,786
Equity in (earnings) losses of an investee	(139)	1
Change in assets and liabilities:		
(Increase) decrease in restricted cash	(188)	(1,548)
(Increase) decrease in deferred leasing costs	(2,702)	(137)
(Increase) decrease in rents receivable	(8,071)	(5,661)
(Increase) decrease in due from related persons	-	103
(Increase) decrease in other assets	(1,708)	(1,361)
Increase (decrease) in accounts payable and accrued expenses	3,909	4,433
Increase (decrease) in due to related persons	2,723	511
Cash provided by operating activities	80,487	55,224
Cash flows from investing activities:		
Real estate acquisitions	(387,491)	(387,375)
Real estate improvements	(3,060)	(6,317)
Investment in Affiliates Insurance Company	-	(76)
Cash used in investing activities	(390,551)	(393,768)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	157,870	418,930
Repayment of mortgage notes payable	(1,005)	(571)
Borrowings on revolving credit facility	472,500	335,000
Repayments on revolving credit facility	(245,000)	(361,375)
Financing fees	(3,074)	(4,962)
Distributions to common shareholders	(70,392)	(50,519)
Cash provided by financing activities	310,899	336,503
Increase in cash and cash equivalents	835	(2,041)
Cash and cash equivalents at beginning of year	2,437	1,478
Cash and cash equivalents at end of year	$ 3,272	$ (563)
Supplemental cash flow information:		
Interest paid	$ 10,309	$ 4,333
Income taxes paid	72	145
Non-cash investing activities		
Real estate acquisitions funded by the assumption of mortgage debt	$ (49,395)	$ (44,951)
Non-cash financing activities		
Assumption of mortgage debt	$ 49,395	$ 44,951
Issuance of common shares under equity compensation plan	(721)	(546)



DEBT SUMMARY

(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance [1]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt: [2]						
$550,000 unsecured revolving credit facility [3]	1.80%	1.80%	$ 345,500	10/19/2015	$ 345,500	3.8
Secured Fixed Rate Debt:						
Secured debt - One property in Landover, MD	6.21%	6.21%	$ 24,713	8/1/2016	$ 23,296	4.6
Secured debt - One property in Lakewood, CO	8.15%	6.15%	9,993	3/1/2021	-	9.2
Secured debt - One property in Tampa, FL	7.00%	5.15%	10,559	3/1/2019	7,890	7.2
Secured debt - Two properties in Indianapolis, IN	5.73%	5.24%	50,118	10/11/2015	46,700	3.8
Total / weighted average secured fixed rate debt	6.25%	5.58%	$ 95,383		$ 31,186	4.9
Summary Debt:						
Total / weighted average floating rate debt	1.80%	1.80%	$ 345,500		$ 345,500	3.8
Total / weighted average secured fixed rate debt	6.25%	5.58%	95,383		31,186	4.9
Total / weighted average debt	2.76%	2.62%	$ 440,883		$ 376,686	4.0

[1] Includes the effect of unamortized fair value premium related to mortgage debt assumed. Excludes the effects of transaction costs.

[2] In January 2012, we entered into a five year $350,000 unsecured term loan. The term loan bears interest at LIBOR plus 175 basis points, subject to adjustment based on changes to our senior unsecured debt ratings. The loan matures on 1/11/17 and is prepayable without penalty at any time. We used the net proceeds of the term loan to repay amounts outstanding under our revolving credit facility and expect to use the balance to fund general business activities, including possible future acquisitions.

[3] Interest on drawings is at LIBOR plus 150 basis points, subject to adjustment based on changes to our senior unsecured debt ratings; the coupon rate and interest rate listed above are as of 12/31/2011. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to 10/19/2016.



DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt [1] [2]	Secured Fixed Rate Debt	Total [3]
2012	$ -	$ 1,793	$ 1,793
2013	-	1,933	1,933
2014	-	2,072	2,072
2015	345,500	48,691	394,191
2016	-	24,708	24,708
2017	-	1,308	1,308
2018	-	1,415	1,415
2019	-	9,168	9,168
2020	-	1,333	1,333
2021 and thereafter	-	349	349
Total	$ 345,500	$ 92,770	$ 438,270
Percent	78.8%	21.2%	100.0%

[1] Represents amounts outstanding on our unsecured revolving credit facility at 12/31/2011. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to 10/19/2016.

[2] In January 2012, we entered into a five year $350,000 unsecured term loan. The term loan bears interest at LIBOR plus 175 basis points, subject to adjustment based on changes to our senior unsecured debt ratings. The loan matures on 1/11/17 and is prepayable without penalty at any time. We used the net proceeds of the term loan to repay amounts outstanding under our revolving credit facility and expect to use the balance to fund general business activities, including possible future acquisitions.

[3] The total debt as of 12/31/2011, including unamortized mortgage premiums, was $440,803.



LEVERAGE RATIOS AND COVERAGE RATIOS

	As of and for the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Leverage Ratios:					
Total debt / total market capitalization[1]	29.4%	24.5%	26.0%	15.6%	13.2%
Total debt / total book capitalization[1]	33.1%	26.8%	34.0%	21.1%	17.8%
Total debt / total assets[1]	32.2%	25.9%	33.0%	20.5%	17.3%
Total debt / gross book value of real estate assets[2]	29.6%	23.9%	30.3%	18.6%	15.8%
Secured debt / total assets	7.0%	3.6%	3.9%	4.7%	4.9%
Coverage Ratios:					
EBITDA[3] / interest expense[4]	9.0x	8.3x	7.9x	8.7x	9.9x
Total Debt / Annualized EBITDA[3]	3.7x	3.1x	4.0x	1.9x	1.9x

[1] Debt includes the effect of mortgage premiums, if any, related to mortgage debts assumed at the time of real estate acquisitions.

[2] Gross book value of real estate assets is real estate properties, at cost, including purchase price allocations less impairment writedowns, if any.

[3] See Exhibit B for the calculation of EBITDA and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] Interest expense includes the net amortization of mortgage premiums and deferred financing fees.



ACQUISITION INFORMATION SINCE 1/1/2011

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Date Acquired	City and State	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant - Occupant
Feb-11	Woodlawn, MD	2	183	$ 28,000	$ 153.37	9.0%	4.0	100.0%	U.S. Government - Social Security Administration
Feb-11	Quincy, MA	1	93	14,000	151.27	10.2%	5.1	100.0%	Commonwealth of Massachusetts - Registry of Motor Vehicles
May-11	Plantation, FL	1	136	40,750	300.03	8.1%	8.0	100.0%	U.S. Government - Internal Revenue Service
May-11	New York, NY	1	187	114,050	609.70	7.1%	6.7	100.0%	The United Nations
Jun-11	Milwaukee, WI	1	29	6,775	231.25	9.0%	5.1	100.0%	U.S. Government - Military Entrance Processing Station
Jun-11	Stafford, VA	2	65	11,550	179.10	9.2%	5.0	100.0%	U.S. Government - Federal Bureau of Investigation
Jun-11	Montgomery, AL	1	58	11,550	199.78	9.0%	6.0	100.0%	U.S. Government - Department of Justice
Aug-11	Holtsville, NY	1	264	39,250	148.40	8.7%	10.2	82.0%	U.S. Government - Internal Revenue Service
Sep-11	Sacramento, CA	1	88	13,600	154.79	9.8%	8.3	100.0%	State of California - Employment Development Department
Sep-11	Atlanta, GA	1	376	48,600	129.32	9.2%	6.8	97.0%	State of Georgia - Department of Transportation
Oct-11	Indianapolis, IN	3	434	85,000	195.89	8.0%	6.7	94.0%	U.S. Government - U.S. Customs and Border Protection Agency
Dec-11	Salem, OR	1	233	30,925	132.52	9.9%	6.6	84.0%	State of Oregon - Three state agencies
	Total / Weighted Average	16	2,146	$ 444,050	$ 206.92	8.3%	6.9	95.8%	

[1] Represents the gross contract purchase price including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding acquisition costs.

[3] Average remaining lease term based on rental income as of the date of acquisition.

[4] Percent leased as of the date of acquisition.



PORTFOLIO INFORMATION

Southpointe I, Plantation, FL.
Square Feet: 135,819.
Primary Tenant: Internal Revenue Service.



PORTFOLIO SUMMARY

	Number of Properties	Sq. Ft.	% Sq. Ft.	% Rental Income[1]	% NOI Three Months Ended 12/31/2011 [2]
Properties majority leased to the U.S. Government	55	6,806,280	76.0%	72.9%	75.4%
Properties majority leased to state governments	15	1,959,506	21.9%	22.3%	18.6%
Property majority leased to the United Nations	1	187,060	2.1%	4.8%	6.0%
	71	8,952,846	100.0%	100.0%	100.0%

[1] Percentage of rental income is calculated using the annualized rent from tenants pursuant to leases existing as of 12/31/2011, plus estimated expense reimbursements, and excludes lease value amortization.

[2] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

SUMMARY ACTUAL AND SAME PROPERTY RESULTS



SUMMARY ACTUAL AND SAME PROPERTY RESULTS

(dollars and sq. ft. in thousands)

	Summary Actual Results For the Three Months Ended		Summary Same Property Results For the Three Months Ended [1]	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Properties (end of period)	71	55	53	53
Total sq. ft.	8,953	6,804	6,473	6,473
Percent leased [2]	95.0%	96.1%	95.0%	96.0%
Rental income [3]	$ 51,726	$ 36,908	$ 36,873	$ 36,485
Property net operating income (NOI) [4]	$ 32,724	$ 23,537	$ 23,270	$ 23,272
NOI % margin	63.3%	63.8%	63.1%	63.8%
NOI % growth	39.0%	-	0.0%	-

	Summary Actual Results For the Year Ended		Summary Same Property Results For the Year Ended [5]	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Properties (end of period)	71	55	33	33
Total sq. ft.	8,953	6,804	3,958	3,958
Percent leased [2]	95.0%	96.1%	98.0%	99.9%
Rental income [3]	$ 178,950	$ 117,219	$ 87,248	$ 88,444
Property net operating income (NOI) [4]	$ 112,505	$ 76,041	$ 56,683	$ 57,844
NOI % margin	62.9%	64.9%	65.0%	65.4%
NOI % growth	48.0%	-	-2.0%	-

[1] Based on properties we owned continuously since 10/1/2010.

[2] Percent leased includes (i) space being fitted out for occupancy pursuant to leases existing as of 12/31/2011, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any.

[3] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

[4] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[5] Based on properties we owned continuously since 1/1/2010.



TENANT IMPROVEMENTS, LEASING COSTS AND CAPITAL IMPROVEMENTS

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Tenant improvements (TI)	$ 267	$ 349	$ 410	$ 125	$ 383
Leasing costs (LC)	2,278	214	175	35	28
Total TI and LC	2,545	563	585	160	411
Building improvements [1]	1,054	853	537	29	1,680
Development, redevelopment and other activities [2]	2,256	463	96	130	494
Total capital improvements, including TI and LC	$ 5,855	$ 1,879	$ 1,218	$ 319	$ 2,585
Sq. ft. beginning of period	8,286	7,553	7,079	6,804	6,471
Sq. ft. end of period	8,953	8,286	7,553	7,079	6,804
Average sq. ft. during period	8,620	7,920	7,316	6,942	6,638
Building improvements per average sq. ft. during period	$ 0.12	$ 0.11	$ 0.07	n/m	$ 0.25

[1] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[2] Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.



OCCUPANCY AND LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and for the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Properties	71	67	64	58	55
Total sq. ft. [1]	8,953	8,286	7,553	7,079	6,804
Percentage leased	95.0%	96.1%	96.5%	96.3%	96.1%
Leasing Activity (sq. ft.):					
New leases	1	8	11	10	2
Renewals	547	77	14	11	45
Total	548	85	25	21	47
% Change in GAAP Rent [2]					
Government tenants	-4.9%	11.7%	7.7%	15.1%	35.5%
Non-government tenants	-9.9%	-7.9%	-22.8%	-21.0%	-0.9%
Total	-5.0%	10.1%	-19.0%	11.9%	30.9%
Leasing Commitments [3]:					
New leases	$ 6	$ 147	$ 291	$ 126	$ 23
Renewals	1,425	2,725	65	334	31
Total	$ 1,431	$ 2,872	$ 356	$ 460	$ 54
Leasing Commitments per Sq. Ft. [3]:					
New leases	$ 14.48	$ 19.18	$ 27.37	$ 13.00	$ 9.78
Renewals	$ 2.60	$ 35.03	$ 4.66	$ 29.66	$ 0.68
Total	$ 2.61	$ 33.61	$ 14.48	$ 22.05	$ 1.14
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	4.9	7.5	8.6	2.9	7.8
Renewals	9.8	9.7	3.6	7.2	1.2
Total	9.8	9.6	5.1	5.1	1.6
Leasing Commitments per Sq. Ft. per Year:					
New leases	$ 2.97	$ 2.55	$ 3.16	$ 4.58	$ 1.25
Renewals	$ 0.26	$ 3.61	$ 1.31	$ 4.15	$ 0.55
Total	$ 0.27	$ 3.51	$ 2.83	$ 4.29	$ 0.72

[1] Sq. ft. measurements are subject to modest changes when space is remeasured or reconfigured for new tenants.

[2] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

[3] Represents commitments to tenant improvements and leasing costs.

The above leasing summary is based on leases executed during the periods indicated.



TENANT LIST

Tenant	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Rental Income [2]
U.S. Government:			
1 U.S. Customs & Immigration Service	630,609	7.0%	9.7%
2 Internal Revenue Service	1,032,330	11.5%	9.5%
3 Department of Justice	317,535	3.5%	5.5%
4 Centers for Disease Control	481,266	5.4%	4.8%
5 Department of Agriculture	337,500	3.8%	4.6%
6 Federal Bureau of Investigation	334,344	3.7%	4.4%
7 Department of Veterans Affairs	315,679	3.5%	4.0%
8 Defense Intelligence Agency	266,000	3.0%	2.4%
9 National Business Center	212,996	2.4%	2.4%
10 Drug Enforcement Agency	202,392	2.3%	2.3%
11 Department of Energy	220,702	2.5%	2.2%
12 National Park Service	166,745	1.9%	2.1%
13 Food and Drug Administration	133,920	1.5%	2.1%
14 Social Security Administration	171,217	1.9%	1.8%
15 U.S. Courts	100,403	1.1%	1.6%
16 Defense Information Services	163,407	1.8%	1.4%
17 Bureau of Land Management	183,325	2.0%	1.3%
18 U.S. Postal Service	321,800	3.6%	1.1%
19 Military Entrance Processing Station	56,931	0.6%	1.0%
20 Defense Nuclear Facilities Board	58,931	0.7%	1.0%
21 Occupational Health and Safety Administration	57,770	0.6%	1.0%
22 Financial Management Service	98,073	1.1%	0.8%
23 Department of Housing and Urban Development	90,487	1.0%	0.8%
24 Environmental Protection Agency	43,232	0.5%	0.7%
25 Bureau of Prisons	51,138	0.6%	0.4%
26 Equal Employment Opportunity Commission	19,409	0.2%	0.2%
27 National Labor Relations Board	10,615	0.1%	0.2%
28 Department of Homeland Security	6,419	0.1%	0.1%
29 Department of State	5,928	0.1%	0.1%
30 Executive Office for Immigration Review	5,500	0.1%	0.1%
31 Department of Labor	6,459	0.1%	0.0%
	6,103,062	68.2%	69.6%
State Government:			
1 State of Massachusetts - three agency occupants	307,119	3.5%	4.6%
2 State of California - seven agency occupants	345,492	3.9%	3.8%
3 State of Georgia - Department of Transportation	293,035	3.3%	2.9%
4 State of New Jersey - Department of Treasury	173,189	1.9%	2.5%
5 State of Oregon - three agency occupants	162,432	1.8%	1.6%
6 State of South Carolina - five agency occupants	125,250	1.4%	0.9%
7 State of Maryland - three agency occupants	84,674	0.9%	0.6%
8 State of Minnesota - two agency occupants	71,821	0.8%	0.6%
	1,563,012	17.5%	17.5%
The United Nations	187,060	2.1%	4.8%
148 Non-Government Tenants	654,378	7.2%	8.1%
Subtotal Leased Square Feet	8,507,512	95.0%	100.0%
Available for Lease	445,334	5.0%	--
Total Square Feet	8,952,846	100.0%	100.0%

[1] Sq. ft. is pursuant to leases existing as of 12/31/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease, if any.

[2] Percentage of rental income is calculated using annualized rent from tenants pursuant to leases existing as of 12/31/2011, plus estimated expense reimbursements to be paid to us, and excludes lease value amortization.



LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)

	Sq. Ft. Expiring [1]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Rental Income Expiring [2]	% of Rental Income Expiring	Cumulative % of Rental Income Expiring
2012	1,483	17.4%	17.4%	$ 41,358	19.9%	19.9%
2013	963	11.3%	28.7%	14,948	7.2%	27.1%
2014	457	5.4%	34.1%	9,216	4.4%	31.5%
2015	1,144	13.4%	47.5%	25,639	12.3%	43.8%
2016	602	7.1%	54.6%	15,737	7.6%	51.4%
2017	566	6.7%	61.3%	11,798	5.7%	57.1%
2018	584	6.9%	68.2%	22,543	10.9%	68.0%
2019	1,288	15.1%	83.3%	30,894	14.9%	82.9%
2020	539	6.3%	89.6%	16,053	7.7%	90.6%
2021 and thereafter	882	10.4%	100.0%	19,503	9.4%	100.0%
Total	8,508	100.0%		$ 207,689	100.0%	
Weighted average remaining lease term (in years)	4.7			4.9		

[1] Sq. ft. is pursuant to signed leases as of 12/31/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease, if any.

[2] Rental income is annualized rent from tenants pursuant to leases existing as of 12/31/2011, plus estimated expense reimbursements to be paid to us, and excludes lease value amortization.

EXHIBITS



305 East 46th Street, New York City, NY.
Square Feet: 187,060.
Primary Tenant: United Nations.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)



(dollar amounts in thousands)

EXHIBIT A

	For the Three Months Ended		For the Year Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Calculation of NOI:				
Rental income [1]	$ 51,726	$ 36,908	$ 178,950	$ 117,219
Operating expenses	(19,002)	(13,371)	(66,445)	(41,178)
Property net operating income (NOI)	$ 32,724	$ 23,537	$ 112,505	$ 76,041
Reconciliation of NOI to Net Income:				
Property net operating income (NOI)	$ 32,724	$ 23,537	$ 112,505	$ 76,041
Depreciation and amortization	(12,227)	(7,637)	(40,089)	(24,239)
Acquisition related costs	(658)	(1,208)	(3,504)	(5,750)
General and administrative	(3,243)	(2,146)	(10,898)	(7,061)
Operating income	16,596	12,546	58,014	38,991
Interest and other income	15	23	104	103
Interest expense	(3,282)	(2,169)	(12,057)	(7,351)
Loss on early extinguishment of debt	-	(3,786)	-	(3,786)
Income tax expense	(109)	(90)	(203)	(161)
Equity in earnings (losses) of an investee	28	16	139	(1)
Net income	$ 13,248	$ 6,540	$ 45,997	$ 27,795

[1] We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments of approximately $1,278 and $70 for the three months ended December 31, 2011 and 2010, respectively, and approximately $1,729 and ($5) for the year ended December 31, 2011 and 2010, respectively. Rental income includes non-cash amortization of intangible lease assets and liabilities of approximately ($617) and $46 for the three months ended December 31, 2011 and 2010, respectively, and approximately ($498) and ($34) for the year ended December 31, 2011 and 2010, respectively. Rental income also includes reimbursements, tax escalations, parking revenues, service income and other fixed and variable payments received by us from our tenants.

We calculate Net Operating Income, or NOI, as shown above. We define NOI as rental income from real estate less our property operating expenses. We consider NOI to be appropriate supplemental information to net income because it helps both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. This measure does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income or cash flow from operating activities, determined in accordance with GAAP, as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.



CALCULATION OF EBITDA

(dollar amounts in thousands)

		For the Three Months Ended		For the Year Ended	
		12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net income		$ 13,248	$ 6,540	$ 45,997	$ 27,795
Plus:	interest expense	3,282	2,169	12,057	7,351
Plus:	income tax expense	109	90	203	161
Plus:	depreciation and amortization	12,227	7,637	40,089	24,239
Plus:	acquisition related costs	658	1,208	3,504	5,750
Plus:	loss on extinguishment of debt	-	3,786	-	3,786
EBITDA		$ 29,524	$ 21,430	$ 101,850	$ 69,082

We calculate EBITDA as shown above. We consider EBITDA to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. These measures should be considered in conjunction with net income and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. These measures should be considered in conjunction with net income and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA differently than we do.



CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollar amounts in thousands, except per share data)

EXHIBIT C

	For the Three Months Ended		For the Year Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net income	$ 13,248	$ 6,540	$ 45,997	$ 27,795
Plus: depreciation and amortization	12,227	7,637	40,089	24,239
FFO	25,475	14,177	86,086	52,034
Plus: acquisition related costs	658	1,208	3,504	5,750
Plus: loss on early extinguishment of debt	-	3,786	-	3,786
Normalized FFO	$ 26,133	$ 19,171	$ 89,590	$ 61,570
Weighted average common shares outstanding	47,052	40,501	43,368	34,341
FFO per share	$ 0.54	$ 0.35	$ 1.99	$ 1.52
Normalized FFO per share	$ 0.56	$ 0.47	$ 2.07	$ 1.79

We calculate Funds from Operations, or FFO, and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs and loss on early extinguishment of debt, if any. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.